Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 000-50855)

The following is a transcript of the Endo Investor Presentation held on September 16, 2014:

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT ENDP - Endo International PLC Proposes Acquisition of Auxilium EVENT DATE/TIME: SEPTEMBER 16, 2014 / 9:15PM GMT

OVERVIEW: ENDP reported that it has proposed to acquire Auxilium Pharmaceuticals for $28.10 per share in cash and stock. The transaction value is approx. $2.2b based on Co.’s current stock price.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

C O R P O R A T E   P A R T I C I P A N T S

Blaine Davis Endo International plc - SVP, Corporate Affairs

Rajiv De Silva Endo International plc - President & CEO

Suky Upadhyay Endo International plc - EVP & CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Operator

Marc Goodman UBS - Analyst

Annabel Samimy Stifel, Nicolaus & Company - Analyst

Gary Nachman Goldman Sachs - Analyst

Gregg Gilbert Deutsche Bank - Analyst

Shibani Malhotra Sterne Agee - Analyst

Corey Davis Canaccord Genuity - Analyst

Jason Gerberry Leerink Swann - Analyst

Liav Abraham Citigroup - Analyst

Andrew Finkelstein Susquehanna Financial Group - Analyst

Chris Caponetti Morgan Stanley - Analyst

Michael Faerm Wells Fargo - Analyst

Jim Dawson Buckingham Research Group - Analyst

P R E S E N T A T I O N

Operator

Good day, ladies and gentlemen and welcome to the Endo International plc Corporate Conference Call. My name is Whitney and I’ll be your operator for today. At this time, all participants are in listen-only mode. Later we will conduct a question-and-answer session. (Operator Instructions) As a reminder, this call is being recorded for replay purposes.

I would now like to turn the conference over to your host for today, Mr. Blaine Davis, Senior Vice President, Corporate Affairs. Please proceed, sir.

Blaine Davis - Endo International plc - SVP, Corporate Affairs

Good afternoon everyone and thanks very much for joining us to discuss Endo’s value creating proposed acquisition of Auxilium Pharmaceuticals. A copy of the press release we issued this afternoon, a link to the webcast of this call and an accompanying slide presentation are available on the company’s website at www.endo.com.

With me here today are Rajiv De Silva, President and CEO of Endo and Suky Upadhyay, Chief Financial Officer. We’ll begin with some remarks from Rajiv regarding this exciting transaction and the value we expect it to create for shareholders of Auxilium and Endo. We’ll then open the call for a brief question-and-answer session.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

I’d like to remind you that any forward-looking statements by management are covered under the Private Securities Litigation Reform Act of 1995 and Canadian Securities Litigation Act and subject to change, risks and uncertainties described in today’s press release and in our filings with the SEC.

In addition, during the course of this call, we may refer to non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States and that may be different from non-GAAP financial measures used by other companies. In connection with the proposal discussed on this call, the companies may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC and investors and security holders of both companies are urged to read those documents carefully in their entirety if and when they become available, as it will contain important information about the proposed transaction, including the names and interest of participants in any solicitation.

With that, I’d like to turn the call over to Rajiv.

Rajiv De Silva - Endo International plc - President & CEO

Thank you, Blaine and good afternoon everyone. We are pleased to be here with you this afternoon to discuss our proposal to acquire Auxilium Pharmaceuticals. This is a compelling transaction that we believe will create significant benefits for both Endo and Auxilium shareholders as well as for patients, customers and employees.

Auxilium is a specialty biopharmaceutical company with a core therapeutic focus in urology and an anchor position in men’s health and as a result, its business is highly complementary to Endo’s branded pharmaceuticals business. We have proposed to acquire Auxilium for $28.10 per share in cash and stock, which is a transaction value of approximately $2.2 billion based on Endo’s current stock price.

This proposal represents a premium of 31% to Auxilium’s closing price today and a 40% premium to the average closing price for the previous 30 days. Under the terms of the proposal, Auxilium shareholders would receive an approximately equal mix of cash and Endo stock. We intend to fund the cash portion of the transaction through a combination of existing cash on hand and debt financing.

Turning to slide 5, our proposal will provide Auxilium shareholders with a substantial premium and immediate cash value for their investment in Auxilium as well as opportunity to participate in the significant upside potential of a leading global specialty healthcare company. This combination would create the opportunity to maximize the value of Auxilium’s products by leveraging the strength of the combined company. It will also enhance the long-term organic growth for the combined company’s branded pharmaceutical business.

Furthermore, this combination would expand the R&D capabilities and development options for both Endo and Auxilium. Under the proposed transaction, the company’s highly complementary product portfolios and geographic locations will also generate significant synergy opportunities. These would be in addition to restructuring efforts already announced by Auxilium last week. And finally, the combined company would have enhanced financial flexibility, a proven M&A platform and an established and flexible corporate structure.

Looking at slide 6, we believe that our proposal provides a substantial premium to Auxilium shareholders. As I mentioned earlier, it represents a 31% premium to today’s closing price and represents a 40% premium to the average closing price for the past 30 days. If you look at longer-term metrics, it also provides a 24% premium to the one-year volume weighted average price and a 35% premium to the two-year volume weighted average price.

Turning to slide 7, at Endo we are executing a strategic plan to enhance shareholder value by maximizing the growth potential of core businesses and pursuing accretive value creating M&A opportunities. As part of this strategy, we have completed a number of immediately accretive acquisitions that have broadened our branded, generic and international pharmaceutical product offerings. These include our transformative acquisition of Paladin Labs announced in November 2013 and our value-creating acquisitions of Boca Pharmacal, DAVA Pharmaceuticals, Grupo Farmaceutico SOMAR and Sumavel DosePro.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

All of these transactions have worked towards achieving our goal of transforming Endo into a leading specialty healthcare company with a global footprint. Through these transactions, we have demonstrated our ability to execute and integrate transactions, while continuing to deliver strong operating results across all of our business lines to create value for our shareholders.

On slide 8, this transaction clearly fits with Endo’s overall strategic plan. We are focused on delivering strong performance across each of our business segments, meeting or exceeding our financial targets, and maximizing the growth potential of our core business. While we will continue to run our business with a lean and efficient operating model, we will also invest behind de-risked R&D programs that we believe will accelerate the future organic growth across our business segments.

Our proposed transaction with Auxilium meets all the criteria embedded into our strategic plan. Auxilium’s Xiaflex, a prescription medication used to treat adult men with Peyronie’s disease and Dupuytren’s contracture as well as Auxilium’s other men’s health products are extremely complementary with Endo’s branded pharmaceuticals portfolio.

In addition, potential new indications for Xiaflex should support long-term organic growth. As a result, the combined company will have a broad range of therapeutic options in men’s health and enhanced operating efficiencies.

Turning to slide 9, I will now speak a bit about the rationale of the proposed combination with Auxilium and why we believe the transaction is a great strategic fit with Endo. We believe that adding Auxilium’s highly complementary product portfolio will maximize the value of their commercial products.

As referenced earlier, Auxilium’s approved products in urology, orthopedics and other specialty areas are natural complements to the men’s health and pain products in Endo’s pharmaceuticals portfolio.

We expect to enhance Auxilium’s portfolio of products by leveraging our scale, competencies and resources to drive increased adoption and stronger performance for Auxilium’s Xiaflex and to support development in potential new indications for the product. Ultimately an Endo-Auxilium combined company will be well positioned to drive organic growth for the combined companies’ branded pharmaceuticals business.

Turning to slide 10, we expect Endo’s leading presence in men’s health, combined with our R&D capabilities and considerable financial resources will continue to optimize and accelerate the growth of Auxilium’s products, enhancing the value of the combined company’s portfolio. The combination of Endo and Auxilium would create an exciting opportunity for us to enhance the long-term organic growth for the Company’s branded pharmaceuticals business and expand our R&D capabilities and development programs.

Turning to slide 11, I would now like to provide a bit more color around the strong pro forma financial profile of the combined Endo-Auxilium. The combined company stands to benefit from both an enhanced near and long-term revenue growth profile, improved operating margins due to the significant synergy opportunities and robust returns that are well in excess of the combined cost of capital. Again, this transaction is expected to be immediately accretive and meaningfully accretive in 2015 and beyond. The immediate accretion and enhanced cash flows will provide us with the increased balance sheet flexibility and opportunity for rapid de-levering.

In addition, we expect significant synergy opportunities that will result from the complementary nature of both companies’ product portfolios and geographic locations. As mentioned, this would be an addition to the $75 million reduction in operating expenses announced by Auxilium on September 9, 2014 as part of their corporate restructuring initiative.

This compelling financial rationale is in line with our strategy and goal of optimizing existing assets while accelerating profitable growth through M&A and de-risked R&D to deliver top tier shareholder returns.

In closing, we stand ready to engage with the Auxilium management team to reach an agreement that will make this value-creating proposal a reality. Our proposal is subject to completion of our due diligence review and the negotiation of mutually acceptable definitive transaction agreements containing customary closing conditions. We are confident that Auxilium’s board and shareholders will recognize the premium we are offering and the opportunity to participate in the upside potential of this compelling combination.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

With that, let me turn the call back over to Blaine to manage the Q&A session. Blaine?

Blaine Davis - Endo International plc - SVP, Corporate Affairs

Thanks, Rajiv. Operator, if you could open the call to take the questions. In the interest of time, we would ask everybody to limit yourselves to one or two questions. So with that, operator if we can go ahead and take the first question.

Q U E S T I O N S   A N D   A N S W E R S

Operator

(Operator Instructions) Marc Goodman, UBS.

Marc Goodman - UBS - Analyst

Hey, guys. First question is synergies, you talked about synergies on top of the $75 million that they announced the other day. So I guess I was just curious it doesn’t sound like you’re going to give us a number on top of it, but maybe you can frame how you’re thinking about the synergies, and maybe we can come up with a decent estimate. And second question is, how are you thinking about frozen shoulder and cellulite as additional opportunities? Are you committed to investing in them? Do you view that as a big part of the acquisition? Thanks.

Rajiv De Silva - Endo International plc - President & CEO

Thanks, Marc. To answer your question on the synergies, yes we are not yet ready to give a specific number to the synergies. But I would say, just given the complementary nature of the two companies and our own operating model that we are very confident that we can get a substantially higher level of synergies than the $75 million reduction that was announced, at least double that I would say, as a starting point.

In terms of your question on frozen shoulder and cellulite, yes, we are committed to the long-term viability of Xiaflex. We believe the asset is a very important asset, an important part of the value that we put on Auxilium and we’ll be fully committed to optimizing the brand, including further developments for the R&D investments.

Blaine Davis - Endo International plc - SVP, Corporate Affairs

Thanks, Marc. Can we go ahead and take the next question please?

Operator

Annabel Samimy, Stifel.

Annabel Samimy - Stifel, Nicolaus & Company - Analyst

Hi, everybody. Thanks for taking my question. I just wanted to know how you’re thinking about this transaction and how has this changed the way you think about AMS given that it’s -- that’s also a natural fit. Does it possibly accelerate your thoughts about selling it, does it make you hold on to it?

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

And then if you could talk about debt to EBITDA levels with this transaction and how rapidly you see getting to your goals and where your goals are? Thanks.

Rajiv De Silva - Endo International plc - President & CEO

So with respect to AMS, this really makes no difference to our views on AMS. I think if you go back to the new strategies that we rolled out last June, we were clear that while we believe AMS to be a very important part of our portfolio, we saw no real synergy between a device business and a pharmaceutical business.

Clearly, we will be touching on some of the same customers, but we do believe that we will keep the two businesses separately. And our views on AMS really have not changed since our last -- comments in the last earnings call, which is that the Company continues to be in the midst of its turnaround, and we made good progress in putting a framework around the settlement of the mesh liabilities.

And at this point, our Board of Directors has not authorized a sale of the business. So for the time being, we continue to look at AMS as a very important part of our turnaround story.

And then let me just ask Suky to comment on your question on the financial profile and EBITDA.

Suky Upadhyay - Endo International plc - EVP & CFO

Sure. Based on our proposal, we would expect that our resulting leverage ratio would be in the mid 3 range. And then based on the significant synergy opportunity as well as the growth profile of the company, we would expect a rapid delevering thereafter.

Annabel Samimy - Stifel, Nicolaus & Company - Analyst

Okay, thank you.

Rajiv De Silva - Endo International plc - President & CEO

Thanks, Annabel. Can we go ahead and take the next question?

Operator

Gary Nachman, Goldman Sachs.

Gary Nachman - Goldman Sachs - Analyst

Hi. Thanks. Rajiv, technically I guess this is a hostile offer because you don’t have agreement with Auxilium yet. So could you characterize your level of discussions with Auxilium management so far. And then how did you value Auxilium’s TRT products, Testim and Testopel? And what would you expect to divest in that market given the overlap that you have with FORTESTA and AVEED?

Rajiv De Silva - Endo International plc - President & CEO

Sure, thanks. Thanks, Gary. So on your first question, I can’t really comment on the dialogue with the company. What I would say though is that we think, just given the compelling nature of the combination here, that it is a very friendly transaction to both companies’ shareholders. And we have high regards for the management of Auxilium and we are hopeful that they will see it the same way.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

In terms of the regulatory pathway, obviously we have a very thorough understanding of the TRT space given our own involvement in it. And at this point it’s too early to speculate but what I would say is that we are confident of being able to navigate the regulatory pathway in an expeditious manner and we don’t anticipate any divestitures at this time.

Operator

Gregg Gilbert, Deutsche Bank.

Gregg Gilbert - Deutsche Bank - Analyst

Hi, good afternoon. So often you guys have pre-released a preliminary framework around the pro forma tax rate and some help on the cost of financing or at least a range around that. And maybe, Rajiv, you could share preliminary thoughts on your vision of how best to structure the commercial organization, at least at a high level. Thanks.

Rajiv De Silva - Endo International plc - President & CEO

So let me have Suky talk about the first part of your question, then I’ll come back to the second one.

Suky Upadhyay - Endo International plc - EVP & CFO

I think it’s a bit early to talk about what the ultimate impact is to the pro forma tax rate of the combined entity. But I can say we believe that we can leverage our more efficient corporate structure with this acquisition. I forgot the second part of your question.

Gregg Gilbert - Deutsche Bank - Analyst

Borrowing costs.

Suky Upadhyay - Endo International plc - EVP & CFO

Borrowing costs continue to be very attractive rates we see out there in the debt markets. So we expect to, if successful on this deal, we expect to enter into what we consider to be a very favorable market environment.

Rajiv De Silva - Endo International plc - President & CEO

And then, Gregg, on your question on the commercial organization, one of the beauties of this transaction is that we have a deep capability in the urology space as well as in the pain space. So if you look at the target audience for Auxilium’s products, we span a good spectrum of those target therapeutic areas in a clearly -- in the area of TRT products as well as the use of Xiaflex in Peyronie’s, we have a capability in urology which we will look to supplement with some of Auxilium’s own capabilities.

And then when it comes to Xiaflex in other indications like Dupuytren’s contracture, given long heritage in the pain space we have a deep understanding of the orthopedic space. We call on orthopedics, hand specialists and others with our pain products and we also call on some of the peripheral differing target markets as well as rheumatologists.

So we believe that with an existing field force supplemented with some of Auxilium’s capabilities that we should be able to support both companies’ products at a superior level than either company could by themselves.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

Operator

Shibani Malhotra, Sterne Agee.

Shibani Malhotra - Sterne Agee - Analyst

Hi, Rajiv. Congratulations on even thinking through this deal. Can I just confirm, does this include QLT or would your expectation be that Auxilium doesn’t do that deal and they do this instead? And then second, could you talk about the amount of due diligence you’re able to do on the key products and the patents and then the pipeline as well that have made you comfortable with acquiring Auxilium? Thank you.

Rajiv De Silva - Endo International plc - President & CEO

Sure. Thanks, Shibani. With respect to your question on the transaction, our offer is for Auxilium only. We would leave it up to Auxilium management and its board to come to their own conclusion with respect to how they view our transaction versus the transaction with QLT.

With respect to your question on due diligence, at this point we have not been in direct due diligence with the company. So we have done due diligence on an external basis. Clearly we are very skilled in looking at companies both from an external perspective and then once we get into diligence we have a good understanding of the urology space. We also use some third party experts who advise us on Xiaflex. And clearly given our experience in integrations, we have a good understanding of how the cost synergies of a company like this could come together. But reality is that we are looking to engage with the company to complete our due diligence before we can finalize the offer.

Shibani Malhotra - Sterne Agee - Analyst

And I know you said you didn’t want to give guidance on synergies but in the past you’ve given certain criteria or types of synergies or levels that you’ve said we should use. Are those still applicable or is this a unique deal?

Rajiv De Silva - Endo International plc - President & CEO

I think this is a pretty unique deal just given the complementary nature of the businesses and I would ask you to give us some time to work through this process hopefully with Auxilium before we can make some definitive statements. But given what we know and given my own personal experience and the experience of my team, we expect substantial synergy opportunities here.

Operator

Liav Abraham, Citi.

Liav Abraham - Citigroup - Analyst

Good afternoon. A couple of questions, firstly Rajiv assuming all those synergies, can you just give us a sense of timing when would you hope that this deal would be completed if all goes according to plan? And then secondly, you mentioned that you don’t think that this deal would go hostile but, is that a route that you would consider going down if the management doesn’t agree to your terms or doesn’t engage in a cooperative manner for the near term? Thanks very much.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

Rajiv De Silva - Endo International plc - President & CEO

First with respect to your question on timing, realistically there’s really no comment I can make on it. At this time it is really too early to tell. That being said, we are ready to engage as of now and we believe that a transaction like this is going to proceed very quickly if both parties are engaged.

Given our knowledge of the space and the nature of the company we should be able to conduct our due diligence in a very expeditious manner and the rest of the contracting can proceed in parallel. As you know we’re certainly a company that has a reputation for moving quickly and this will be no different in terms of how we approach this transaction.

In terms of the nature of the transaction that we referred to, again, my view here is that the value creation potential is so substantial for both companies’ shareholders. We are offering a substantial premium to Auxilium shareholders. We are giving them immediate cash compensation for part of the investment plus giving them the opportunity to participate in the upside of a growing exciting equity story.

So I think this is a compelling enough picture that we believe that Auxilium’s management and Board should support this transaction due to the shareholder value it will create.

Operator

Corey Davis, Canaccord.

Corey Davis - Canaccord Genuity - Analyst

Thanks very much. I think following from all -- a lot of the previous questions, appreciating the fact that you are not in a position to comment on the level or nature of discussions that you had with Auxilium management, can you elaborate a little bit more on why this wasn’t a friendly transaction and I know you are not calling it hostile, but why announce it to the world and not actually negotiate with management? Were they not willing to negotiate or was it a matter of price, et cetera?

Rajiv De Silva - Endo International plc - President & CEO

Thank you, Corey. Look, I think this is a complex situation for Auxilium as you can imagine. They are in the midst of an alternative transaction. And from our perspective, I think we’ve seen some very important catalysts around the Company come through, including the new data around Xiaflex which has increased our resolve around making this transaction happen.

What I can tell you at this point is that we made a formal offer on Friday and we have not yet had a formal response that is authorized by the board of the company. So, we are waiting to hear and we are hopeful that the response will be timely and that the company will engage us so that we can move forward and get this great deal done very quickly.

Corey Davis - Canaccord Genuity - Analyst

That’s really helpful on that front. And then second question is just if this does drag out as some other deals, which I am sure everyone is familiar with, how committed to this are you, how long are you willing to let this drag on, if for some reason it can’t come to a friendly and a good resolution quickly?

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

Rajiv De Silva - Endo International plc - President & CEO

Sure, Corey. Look, and again, for all the reasons we’ve said we really don’t see a path why the shareholders of Auxilium would not support this transaction, so we do expect it to go quickly. But what I would say is that we are well experienced in the area of mergers and acquisitions. We think that this transaction is a very strategic fit for us and we are committed to seeing this transaction through to its end.

Corey Davis - Canaccord Genuity - Analyst

Great. Thanks. I agree.

Rajiv De Silva - Endo International plc - President & CEO

Thank you.

Operator

David Buck, Buckingham Research Group.

Jim Dawson - Buckingham Research Group - Analyst

Hi. Jim Dawson for David Buck. You answered most of my questions, but could you give a sense for the combined EBITDA in 2015 and 2016?

Rajiv De Silva - Endo International plc - President & CEO

Suky, do you want to take that question. I’m not sure we can provide much guidance at this time.

Suky Upadhyay - Endo International plc - EVP & CFO

Yes, because we haven’t given specificity around the synergy number, I think it would be premature to give numbers around combined or pro forma EBITDA.

Blaine Davis - Endo International plc - SVP, Corporate Affairs

Thanks, Jim. Can we go to the next question please?

Operator

Jason Gerberry, Leerink Partners.

Jason Gerberry - Leerink Swann - Analyst

Hi. Good evening, and thanks for taking the question. I guess just first question, Rajiv or Suky, could you just clarify, I thought you’ve indicated that on the commentary around the $75 million Auxilium cost reduction that you thought that you could double that amount? I guess those are SG&A reductions. So I wonder if you could just clarify that comment. And then secondly, your thoughts just in terms of the size of the Peyronie’s market opportunity and what you see as maybe drivers of upside to that market opportunity be it either number of injections per patient or just broader market access then maybe what’s implied and sort of the consensus numbers for that product. Thanks.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

Rajiv De Silva - Endo International plc - President & CEO

Sure. So on your question on the synergies, just to clarify what I’ve said, what I had indicated is that we would expect to at least double that $75 million, but that’s certainly after our due diligence process that we would have a clearer view to what the specific opportunity might look like.

I think on your question on Peyronie’s, Peyronie’s obviously I believe is a product that’s underpenetrated in that disease area. It is a complex area where how we’re thinking about the pharmacoeconomic benefit of the product versus surgical alternatives is important from a reimbursement and access standpoint.

So our belief is that, again this would be better informed once we get into the process of due diligence that with further efforts from a reimbursement standpoint as well as increased efforts with a population that we understand very well, that we ought to see further improvements in the product performance. And similarly what I would say is that, we are very encouraged by the product’s performance in Dupuytren’s contracture. Again, we believe it’s under penetrated. And with our knowledge of the broader target population, including the referral audience, we think we ought to be able to add value in that area as well.

Operator

Andrew Finkelstein, Susquehanna Financial Group.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Thanks very much. I was hoping you could comment a little bit more about their products in terms of the growth outlook you see for the portfolio, how much of that is driven by Xiaflex and what opportunities or how much opportunity do you see to grow their other products in the portfolio, maybe interrelated magnitude, how much of the growth outlook is driven by Xiaflex. And then in terms of your due diligence, are there any particular items you view as critical whether that’s on understanding more about the tax structure or products liability or are there any particular issues which make it subject to that contingency?

Rajiv De Silva - Endo International plc - President & CEO

On your question on the products, obviously we are not in a position to give any specific guidance in terms of how we expect the long-term growth trajectory of the company to look like. But what I would say is that certainly given some of the external view of the clinical trial data around cellulite, we are encouraged about Xiaflex and what that franchise could do over the longer term. By the same token, the combined company will have a very nice spectrum of therapies in the area of treatment for hypogonadism among men. And given that portfolio, we also ought to be able to really optimize how that overall portfolio functions as well.

So the answer to the question is that we see opportunity in all parts of Auxilium’s portfolio. Too early to tell a magnitude and any specific numbers. In terms of diligence, look we are very experienced in diligencing our acquisitions. I am not going to go into specifics, but suffice it to say that we have very clear view of the focus areas that we would look at if we were given the opportunity to do so by Auxilium.

Blaine Davis - Endo International plc - SVP, Corporate Affairs

Thanks. And just in the interest of time, we will go ahead and take two more questions.

Operator

Chris Caponetti, Morgan Stanley.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

Chris Caponetti - Morgan Stanley - Analyst

I was hoping you could help us understand what you’re currently spending in sales and marketing in your branded pharma, urology and men’s health business, how many sales reps, for instance, you currently have detailing your products there. And then I guess at a holistic level why Auxilium over another $2 billion acquisition or series of other deals that you could have considered? Thank you.

Rajiv De Silva - Endo International plc - President & CEO

Sure. Chris, in terms of your question on our cost base, I am afraid we are not going to go into great detail here. I think as we have disclosed before in other earnings calls, we have a full complement of reps in urology and we also have full complement of reps in pain and a smaller field force in the area of pediatric endocrinology. So together, we have a pretty robust capability. And as you know from our previous discussions, we tend to be pretty flexible in terms of how we can deploy these reps, but clearly with the addition of Auxilium’s products, we want to expand that capability, obviously by bringing on some of Auxilium’s talented sales and marketing folks to add to our team.

So ultimately hopefully given the commentary that we made about synergies, you can come to a view on what that means from a financial perspective. And then I forgot the last part of your question, Chris.

Chris Caponetti - Morgan Stanley - Analyst

It was just why Auxilium over the alternative, whether it be another $2.2 billion acquisition or a series of smaller deals.

Rajiv De Silva - Endo International plc - President & CEO

Look, we look at a lot of acquisitions at any given time. And in the end we pursue those transactions that we believe are truly value creating, tick all the boxes in terms of the criteria that we have for acquisitions which is returns well in excess of our cost of capital, decent cash payback period, assets that bring us truly longer-term organic growth, et cetera.

So when you look at all of those items and then you also look at the great complementarity between us and Auxilium, for us it’s a great fit and a great transaction which is not to say there aren’t other transactions. But certainly at this time, we are focused on bringing this transaction to its logical conclusion.

Blaine Davis - Endo International plc - SVP, Corporate Affairs

Thanks, Chris. Can we go ahead and go to the last question please?

Operator

Michael Faerm, Wells Fargo.

Michael Faerm - Wells Fargo - Analyst

Thanks for taking the question. You mentioned during your presentation that you think you can increase the adoption of Xiaflex and optimize the portfolio. I guess I have two questions about that. One is, when you talk about optimizing the portfolio, do you mean gaining higher revenues out of the portfolio or do you mean more in terms of cutting costs? And then just for both of those, maybe you could provide any color in terms of the resources or capabilities that you bring that you think could improve those relative to Auxilium as a standalone company? Thanks.

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SEPTEMBER 16, 2014 / 9:15PM, ENDP - Endo International PLC Proposes Acquisition of Auxilium

Rajiv De Silva - Endo International plc - President & CEO

Sure. First of all, I would say we have high regards to Auxilium’s management team and the fact that the company has navigated through some difficult times and the success of Xiaflex, a lot of that is due to the skill of their team.

In terms of our commentary about being able to add value to Auxilium I think it’s coming in two directions. One is on the revenue side and it’s for reasons I’ve already mentioned in my previous answers, which is our knowledge of the target markets, the target populations and the customer base, and the fact that given our combined presence in pain and urology, it really would benefit the broader Xiaflex franchisers to think about the broader set of indications around their product. Now in addition, clearly we would bring some value in terms of improving the operating efficiency because of the synergies that we bring to bear.

And again, the second part of your question, Michael.

Michael Faerm - Wells Fargo - Analyst

I think you covered it.

Rajiv De Silva - Endo International plc - President & CEO

Okay. Perfect.

Blaine Davis - Endo International plc - SVP, Corporate Affairs

Well, with that I just want to thank everybody for joining us today on the call. Jonathan Neely and myself will be available for follow-up questions and thanks again, appreciate the time.

Rajiv De Silva - Endo International plc - President & CEO

Thank you.

Operator

Ladies and gentlemen that concludes today’s conference. Thank you for your participation. You may now disconnect. Have a great day.

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